Exhibit 99.2

First Supplemental Indenture

among

StarPoint Energy Trust

and

StarPoint Energy Ltd.

and

APF Energy Trust

and

APF Energy Inc.

and

Computershare Trust Company of Canada

June 27, 2005

THIS FIRST SUPPLEMENTAL INDENTURE is made as of the 27th day of June, 2005

AMONG:

STARPOINT ENERGY TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called “StarPoint Trust”)

AND:

STARPOINT ENERGY LTD., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called “StarPoint Energy”)

AND:

APF ENERGY TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called “APF Trust”)

AND:

APF ENERGY INC., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called “APF Energy” or the “Corporation”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the “Debenture Trustee”)

WITNESSETH THAT:

WHEREAS APF Trust, the Corporation and the Debenture Trustee entered into a Trust Indenture dated July 3, 2003 (the “Indenture”) providing for the issue of Debentures from time to time;

AND WHEREAS pursuant to a business combination scheduled to close on June 27, 2005, StarPoint Trust will acquire all of the assets of APF Trust;

AND WHEREAS StarPoint Trust, as Successor, wishes to assume all of the rights, covenants and obligations of APF Trust under the Indenture and in accordance with the terms thereof;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

1.
This First Supplemental Indenture is supplementary to and shall form one instrument with the Indenture and both instruments shall henceforth be read together and shall have effect so far as practical as though all of the provisions thereof and hereof were contained in one instrument.

2.
All the provisions of the Indenture shall apply to and shall have effect in connection with this First Supplemental Indenture except only so far as the Indenture may be inconsistent with the expressed provisions in this First Supplemental Indenture.

3.	Unless otherwise defined herein, words and expressions used herein shall have the same meaning that is ascribed to the corresponding words and expressions defined in the Indenture.

4.	As of and from the date hereof, the Indenture is amended by substituting APF Trust as a party to the Indenture and replacing APF Trust with its Successor , StarPoint Trust.

5.
StarPoint Trust hereby covenants and agrees to assume and does assume all of the rights, covenants and obligations of APF Trust in and to the Indenture and all of the covenants and obligations of APF Trust under the Debentures as and from the date hereof. Without limiting the generality of the foregoing, from and after the date hereof, the Debentures will be valid and binding obligations of StarPoint Trust entitling the holders thereof, as against StarPoint Trust, to all rights of Debentureholders under the Indenture.

6.	References to APF Energy in the Indenture shall be changed to refer to StarPoint Energy.

7.	Execution of this First Supplemental Indenture shall not impair any of the rights and powers granted to the Debenture Trustee and the Debentureholders respectively under the Indenture.

8.	The Indenture, as amended, modified and supplemented by this First Supplemental Indenture is, in all respects, hereby ratified, confirmed and approved.

9.
StarPoint Trust covenants and agrees to execute and deliver to the Corporation and the Debenture Trustee such further and other deeds, documents, instruments and assurances and do or cause to be done all such other acts and things as may be required from time to time to give full force and effect to this First Supplemental Indenture and the Indenture.

10.	This First Supplemental Indenture shall enure to the benefit of, and shall be binding upon, each of the parties hereto and their respective successors and assigns.

11.	This First Supplemental Indenture shall be governed by the laws of the Province of Alberta.

12.
The parties hereto acknowledge that the administrator of StarPoint Trust is entering into this First Supplemental Indenture solely in its capacity as administrator of StarPoint Trust, and the obligations of StarPoint Trust hereunder shall not be personally binding upon the administrator or any registered or beneficial holder of units of StarPoint Trust, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in any manner in respect of any indebtedness, obligation or liability of StarPoint Trust arising hereunder or arising in connection herewith or from the matters to which this First Supplemental Indenture relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the "Trust Fund" (as defined in the trust indenture of StarPoint Trust).

IN WITNESS WHEREOF, the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

STARPOINT ENERGY TRUST, by its duly authorized Administrator, StarPoint Energy Ltd.

Per:	(signed) "Brett Herman"
Brett Herman
Vice-President, Finance and Chief Financial
Officer

STARPOINT ENERGY LTD.

Per:	(signed) "Brett Herman"
Brett Herman
Vice-President, Finance and Chief Financial
Officer

APF ENERGY TRUST, by its duly authorized Administrator, APF Energy Inc.

Per:	(signed) "Steven Cloutier"
Steven Cloutier
President and Chief Operating Officer

APF ENERGY INC.

Per:	(signed) "Steven Cloutier"
Steven Cloutier
President and Chief Operating Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) "Laura Leong"
Laura Leong

Per:	(signed) "Jacqueline Spink"
Jacqueline Spink